SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                          For the month of April 2004

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                          RYANAIR'S LOW FARE SERVICES
                         AT BRUSSELS CHARLEROI AIRPORT
                                  TO CONTINUE

Ryanair, Europe's No. 1 low fares airline, today (Tuesday, 13th April 2004) confirmed that it had concluded an agreement with Brussels Charleroi Airport and the Walloon Authorities which will allow Ryanair's low fares base at Brussels Charleroi Airport to continue with no change to the cost base, which means that all of the eleven existing low fare routes served from Brussels Charleroi will continue.

The agreement concluded between Ryanair, Brussels Charleroi Airport and the Walloon Authorities contained the following principal elements:

   -The existing airport and handling charges will continue for the foreseeable future until the airport reaches 2 million passengers per annum at which time 3rd party competitive handling will be introduced.

   -Legislation will be enacted by the Walloon Authorities in order to make the Ryanair discounted arrangements available to other airlines operating at Brussels Charleroi Airport.

   -Ryanair have agreed to actively explore possibilities for basing more aircraft at, and opening new routes from, Brussels Charleroi Airport, subject to a new terminal being constructed, and the airport providing a competitive cost offer for these new routes which would be similar to the other lower costoffers presently available from a number of other privately and publicly owned airports.

Welcoming the announcement of this agreement Ryanair's Chief Executive, Michael O'Leary, said:

       "We welcome this agreement which is good news for consumers and removes uncertainty and allows our low fare services to continue at Brussels Charleroi. This agreement was timely as we have negotiated a number of other airport base arrangements in recent months at costs which are lowerthan that at Brussels Charleroi, and there was a real likelihood that in the absence of an early agreement with Brussels Charleroi we would have closed the base and moved the aircraft and the low fare routes elsewhere.

       "These lower cost alternatives again highlight the flaw in the recent
        European Commission decision on the cost base at Brussels Charleroi. The entire basis of the Commission's flawed decision was that no private airport would enter such an arrangement. We have repeatedly confirmed that we had other lower costarrangements at the time, and that other airports continue to offer us lower costalternatives today because they want to share in the enormous traffic, growth and commercial profits that Ryanair's low fare services deliver. The Brussels Charleroi cost base passes the private investor principle, and when Ryanair appeals the decision to the European Court of First Instance (in early May), this principle will form the core of our appeal.

       "However, the good news today for Belgian consumers/visitors is that thanks to this agreement between Ryanair, Brussels Charleroi Airport and the Walloon Authorities, our low fare routes will continue from Brussels Charleroi and we look forward to carrying millions of passengers each year and saving them over EUR1.5 billion euros annually over the high fare alternatives being offered by the rip-off airlines at Brussels Zaventem Airport. The present merger negotiations between the two high fares airlines, SN Brussels and Virgin Express, show just how badly the Belgian market needs Ryanair in Brussels Charleroi since we provide competition, choice and low fare air travel for ordinary consumers".

ENDS.                            Tuesday, 13th April 2004

For reference:

Pauline McAlester                Paul Fitzsimmons
Murray Consultants               Ryanair
Tel: +353 1 4980300              Tel: +353 1 8121212


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  13 April 2004

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director